BALLARD

BALLARD POWER SYSTEMS INC.

Management's Discussion and Analysis

Second Quarter 2025

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook, strategy, order backlog, order book of expected deliveries, sales pipeline and future product sales; future product roadmap, including expected product costs and selling prices, future product sales; future production capacities and volumes; the markets for our products; expenses and costs; contributions and cash requirements to and from joint venture operations; research, technology and product development activities, including future product performance, attributes, and launches and product cost reduction plans; as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions, including regarding our ability to implement, execute, complete or realize benefits of our restructuring initiatives on the timelines we expect, including our expectations with response to our expected restructuring changes, cost savings and the reduction of our planned capital expenditure. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to hydrogen and fuel cell market development; certain factors and assumptions relating to our existing customer and partner relationships; the generation of new sales; producing, delivering, and selling the expected product and service volumes at the expected prices and costs; and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts; manufacturing capacity and cost; product and service pricing; market demand; and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; changes in the availability or price of raw materials, labour, supplies and shipping; our ability to attract and retain business partners, suppliers, employees and customers; our ability to extract value from joint venture operations; global economic trends and geopolitical risks, including changes in economic growth, rates of investment, inflation, interest rates or currency fluctuations in our key markets, including magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; geopolitical risk or an escalation of trade tensions such as those between the U.S. and China and the U.S. and Canada; the rate of commercial adoption of our markets, products or related ecosystem, including the availability and cost of hydrogen; investment in hydrogen fueling infrastructure and competitive pricing of hydrogen fuel; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including internal combustion engine, battery and fuel cell technologies; changes in our customers’ requirements, the competitive environment and/or related market conditions; product safety, liability or warranty issues; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions that may affect levels of demand and/or the financial performance of the major industries, regions and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail, marine and stationary sectors; cybersecurity threats; our ability to protect our intellectual property; climate risk; changing government or environmental regulations, including subsidies, credits, incentives or penalties associated with the adoption of clean energy products, including zero or low emission vehicles, hydrogen and fuel cells; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; changes in U.S. tax laws and tax status related to “passive foreign investment company” designation; potential merger and acquisition activities, including risks related to integration, loss of key personnel and disruptions to operations; changes in U.S. tax laws and tax status related to the Inflation Reduction Act; expected cost reductions and savings as a result of restructurings; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 8, 2025

Section	Description
1.Introduction	1.1 Preparation of the MD&A 1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. 2025 Business Outlook	3.1 2025 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 Corporate 4.2 Europe 4.3 North America and Rest of World 4.4 China
5. Results of Operations
    5.1 Operating Segments
5.2 Summary of Key Financial Metrics –
Three months ended June 30, 2025
5.3 Summary of Key Financial Metrics –
Six months ended June 30, 2025
5.4 Operating Expenses and Other Items –
Three and six months ended June 30, 2025
5.5 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources
    6.1 Summary of Cash Flows
    6.2 Cash Provided by (Used by) Operating Activities
    6.3 Cash Provided by (Used by) Investing Activities
    6.4 Cash Provided by (Used by) Financing Activities
    6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION
1.1 Preparation of the MD&A
This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of August 8, 2025 and should be read in conjunction with our unaudited condensed consolidated interim financial statements and accompanying notes for the three and six months ended June 30, 2025 and our audited consolidated financial statements and accompanying notes for the year ended December 31, 2024. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities and is also available on our website at www.ballard.com.
1.2 Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the six months ended June 30, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., and Guangzhou Ballard Power Systems Co., Ltd.
1.3 Risks and Uncertainties
An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form, our MD&A for the first quarter of 2025, and other filings with Canadian (www.sedarplus.ca) and U.S. (www.sec.gov) securities regulatory authorities. In addition to the risks and uncertainties identified in our Annual Information Form, which remain substantially unchanged in respect of the first half of 2025, we updated a risk related to International Trade Policies that should be considered and is detailed in our first quarter of 2025 MD&A.

2. CORE BUSINESS AND STRATEGY
2.1 Core Business
At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.
Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on power products for bus, truck, rail, marine, stationary and emerging market (material handling, off-road and other) applications, as well as the delivery of services, including technology solutions, after sales services and training.
A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, ammonia, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products are typically designed to feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology. This technology includes membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.
We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales and after-sale service facilities in Hobro, Denmark, a module assembly facility in Bend, Oregon, and a sales and logistics office in Guangzhou, Guangdong Province, China.
We have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s liquid cooled fuel cell stack (“LCS”) and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
We also have certain non-controlling and non-equity accounted investments including: (i) a 7.3% equity interest in Forsee Power SA (“Forsee Power”), a French public company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport; and (ii) a 6.7% equity interest in Wisdom Group Holdings Ltd. (“Wisdom”), a Cayman Island private holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles.
We have also invested in three hydrogen infrastructure, decarbonization and/or growth equity funds: (i) a 10.4% interest in HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; (ii) a 1.5% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France;

and (iii) a 1.88% interest in Templewater Decarbonization I, L.P. (“Templewater”), a limited partnership registered in Cayman Islands.
2.2 Strategic Focus and Context
We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.
We typically select our target market applications based on use cases where the comparative user value propositions for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where vehicles typically return to a depot for centralized refueling and don’t require a distributed refueling network. Our current target markets include certain medium- and heavy-duty mobility applications, such as bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.
We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current key target markets are the geographic regions of Europe, North America, and China.
While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and across select geographic regions will significantly expand and strengthen our long-term business prospects. We believe this model approach will increase volume scaling in our operations, enable lower product and production costs for the benefit of all markets, improve our competitive positioning and market share, enable diversified revenue streams and profit pools, and enhance our returns on investments in our technology, product development, and manufacturing.
There has been a material change in the outlook and sentiment for the hydrogen and fuel cell industry over the past five years. Policies, market outlook and investor sentiment were favorable and supportive in 2020 and 2021, resulting in many companies planning investments in the hydrogen and fuel cell industry. However, over the past few years, there have been significant changes in the industry context resulting from a variety of factors, including: an uncertain macroeconomic outlook; a dynamic geopolitical environment; prolonged policy uncertainty in the U.S., Europe and China; uncertain election cycles in key countries; rising interest rates, inflation and material costs; and various funding challenges. These changes have adversely impacted and delayed hydrogen projects across key global markets. We believe there is a multi-year push-out of the hydrogen and fuel cell industry, including hydrogen project development, the availability of low-cost hydrogen, the availability of hydrogen refueling infrastructure, and the commercial adoption of PEM fuel cell applications.
In addition, over the past few years, there has been a negative change in investor sentiment towards pre-profitability clean energy companies with long-duration investment horizons. In the hydrogen and fuel cell industry, many companies have been struggling with compressed valuations, liquidity issues, and restricted access to capital.
These factors have led to a rationalization across the hydrogen and fuel cell industry, starting in 2023. This rationalization has included numerous corporate restructurings, failures and insolvencies across the industry value chain. For example, in 2024, many hydrogen and fuel cell companies throughout the value chain took restructuring actions to reduce their corporate costs and cash burn rate.
At Ballard, we also implemented certain restructuring activities in 2023 and 2024 to moderate our investment intensity and pacing to better align with delayed market adoption.
•In 2023, we implemented a modest headcount reduction, rationalized our product portfolio, reduced the number of active product development programs, dropped new corporate development investments, and discontinued certain legacy products and non-core activities, including Ballard Motive Solutions in the U.K. We also suspended a proposed $130 million investment for the localization of a new MEA production facility in China.
•In 2024, we observed further indicators of slowing hydrogen and fuel cell policy implementation and market adoption. We also noted a material weakening of the financial position of certain customers, increasing the risk regarding the ability of certain customers to continue with their product development programs and commercialization plans, in turn placing more risk on our sales order book and sales pipeline, as well as on certain of our development programs, trade receivables, and inventory investments. We also observed a continued deterioration in the financing environment for certain customers and partners.
As this context represented a significant headwind to our corporate growth plan, we initiated a global corporate restructuring in September 2024 to moderate our investment intensity and pacing to better align with delayed market adoption. This 2024 restructuring included a sizeable workforce reduction, rationalization and consolidation of certain global operations and facilities, and a reduction in certain planned capital expenditures, with the objective of reducing total annualized operating costs by approximately 30% (compared to the first half of 2024).
Pursuant to this 2024 restructuring, we also reduced our corporate cost structure in China and initiated a strategic review of the Weichai Ballard JV due to continued policy and other challenges in the China fuel cell market, and underperformance of the Weichai Ballard JV to date. After conducting this strategic review, we decided not to make any additional significant investments in China, including in the Weichai Ballard JV, for the foreseeable future

In July 2025, we announced a strategic realignment led by the newly appointed CEO, including further corporate restructuring with a goal to achieve positive cash flow by the end of 2027. The 2025 restructuring included the CEO transition, additional workforce reduction, further rationalization and simplification of our product portfolio and related investments to focus on near term opportunities, and a reduction in certain planned capital expenditures, with the objective of reducing total annualized operating costs by another approximate 30% (compared to the first half of 2025), with a substantial part of the anticipated reduction in annualized costs expected to be realized in 2026.
Given continued uncertainties in hydrogen and fuel cell policies, and the uncertainties relating to the adoption rate and timing for PEM fuel cells in heavy mobility applications, the business case for production capacity expansion investments in the foreseeable future remains extremely challenging. Accordingly, we continue to defer our final investment decision of our previously planned Texas gigafactory expansion program to later in 2026 pending market adoption and demand indicators at that time.
As we look to our long-term strategic plan and cascading capital allocation, we continue to believe hydrogen and PEM fuel cells will play an important long-term role in decarbonizing select heavy mobility and stationary power applications. We continue to believe that there are certain use cases where customers will be attracted to the differentiated PEM fuel cell value proposition of long range, fast refueling, heavy payload, and zero tailpipe emissions.
However, given ongoing market uncertainties, we expect further industry rationalization, failures, restructurings and consolidation in 2025 and 2026. We will continue to closely monitor various factors and circumstances that may impact the commercial adoption of our markets and products, including factors related to macroeconomic conditions and outlook, geopolitical context, climate change policies, hydrogen and fuel cell industry growth, capital markets, supply chain development, and customer conditions. We will continue to review our investment plans and cost structure based on these factors. We will also remain focused on our customers and our controllables, including our development of next-generation, low-cost fuel cell products, while maintaining disciplined spending and balance sheet strength for long-term competitiveness and sustainability.
3. 2025 BUSINESS OUTLOOK
3.1    2025 Business Outlook
Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2025. We continue to expect revenue in 2025 to be back-half weighted. While our 2025 outlook continues to include the following operating expense and capital expenditure guidance at this time, we recently initiated a corporate restructuring in late July 2025 to reduce our operating cost structure and capital spend, and the culmination of this restructuring process may result in revisions to our 2025 business outlook at a future date:
•Total Operating Expenses: 2025 outlook range of $100 million to $120 million – We continue to expect total Operating Expenses for fiscal 2025 to be between $100 million and $120 million. We now expect to be at the lower end of the guidance range excluding restructuring charges but at the higher end of the range including restructuring charges (including $57.2 million expensed in the first half of 2025 including restructuring and related expenses of $6.1 million; compared to $161.3 million in fiscal 2024 including restructuring and related expenses of $17.0 million) as we continue to invest in our business, including investments in research, technology development, continuation engineering, product development, product cost reduction, advanced manufacturing, sales, marketing and customer experience.
•Capital Expenditures: 2025 outlook range of $15 million to $25 million – We continue to expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2025 to be between $15 million and $25 million but now at the lower end of guidance range (including $5.0 million expended in the first half of 2025; compared to $27.6 million in fiscal 2024) as we continue to optimize our manufacturing capacity in support of reducing product costs, and continue with our ongoing planned investments in testing, advanced manufacturing, and production.
Our expectations for 2025 are in part supported by our 12-month Order Book of approximately $84.3 million which is derived from our Order Backlog of approximately $146.2 million as of June 30, 2025. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments. Our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.
Our expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first six months of 2025; sales orders received for units and services expected to be delivered in the remainder of 2025; risk adjustments to our sales orderbook and sales pipeline; purchase and cost commitments currently in existence for fiscal 2025; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2025; an estimate of purchase and cost commitments to be generated for the balance of 2025; and assumes an average U.S. dollar exchange rate in the mid $0.70’s in relation to the Canadian dollar for the remainder of 2025.
The primary risk factors to our business expectations for 2025 are restructuring and related expenses in excess of current expectations; expected cost reductions and savings as a result of the restructurings not materializing to the extent expected; customer, production, or program delays or cancellations in delivering against existing orders, and delays from forecast in terms of closing and delivering expected sales; adverse macro-economic and political conditions including trade, tariff, and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business, including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions due to delays of supply of key materials and components from third party suppliers; disruptions as a result of our reliance on a limited number of product customers and certain of those customer’s internal development and commercialization plans and financial liquidity; disruptions as a result of our reliance on a limited number of technology service customers, including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions as a result of delays in achieving technology solutions program milestones or receiving payment for such programs; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.
In addition to hydrogen and fuel cell commercialization and market adoption risks, certain customers, partners and suppliers are in their early stage of business development, and are subject to significant corporate, product development, and financial risks, including risks on their development programs, commercialization plans, financing plans and liquidity. If customers, partners or suppliers experience any failures or delays in their plans or experience any liquidity or solvency challenges, our business may be materially adversely impacted.
Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, tariffs, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy such conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and the timing of deliveries. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.
Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company’s revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected.

4. RECENT DEVELOPMENTS (Including Contractual Updates)
4.1     Corporate
Ballard Announces Strategic Realignment to Strengthen Commercial Focus and Achieve Positive Cash Flow Under New Leadership
On July 31, 2025, we announced the launch of a bold strategic realignment led by newly appointed President and CEO, Marty Neese, to position the Company for disciplined growth, sharper market execution, and stronger financial performance in line with current commercial realities. This decisive shift reflects an important leadership agenda and marks a fundamental reset in how the Company operates, prioritizes innovation, and delivers value to customers, given the current market dynamics. Key elements of the plan include:
•Path to Positive Cash Flow: A core outcome of the realignment is a structured plan to achieve positive cash flow by year-end 2027, through enhanced cost discipline, market prioritization, pricing improvements, and optimized working capital.
•Operational Efficiency: Ballard expects to reduce annualized operating costs by approximately 30% in 2026 relative to the first half of 2025, through immediate workforce adjustments, tighter portfolio integration, and streamlined operations.
•Sharpened Market and Product Focus: Ballard plans to prioritize fuel cell products with the strongest commercial traction, discontinue non-core programs, and focus product development on efforts to reduce system costs, accelerate next-gen stack readiness, and drive higher-margin offerings.
•Margin Expansion Initiatives: Ballard is targeting enhanced gross margins through lower product costs, value-based pricing, and elevated customer service.
•Disciplined Capital and Cash Management: Ballard plans to continue limiting capital expenditures and rigorously manage cash, with a focus on inventory optimization and working capital control, to sustain financial strength. As of June 30, 2025, the Company held approximately $550 million in cash and cash equivalents.
Initial restructuring charges related to this 2025 restructuring were expensed in the second quarter of 2025. Additional restructuring charges are expected in the last half of 2025, with the majority of the charges expected to be recognized in the third quarter of 2025.
Ballard announces leadership transition
On June 16, 2025, we announced a planned leadership transition. After more than a decade of transformative leadership, Randy MacEwen stepped down as President and Chief Executive Officer, with Marty Neese assuming these positions effective July 7, 2025.

The Board of Directors appointed Marty Neese as President & CEO following a succession planning process. A seasoned executive with a deep background in operations, Mr. Neese has extensive experience in product standardization, product cost reduction, volume production, and gross margin optimization. Mr. Neese has served on Ballard’s Board of Directors over the past 10 years, and as the CEO of Verdagy, an innovative electrolysis and green hydrogen company, over the past four years. Earlier in his career, he served as the chief operating officer of SunPower and Flex. With his background and experience, Mr. Neese is uniquely qualified to drive the company’s next phase of growth and operational efficiency.
Ballard Files Base Shelf Prospectus to Replace Existing Shelf Prospectus
On June 12, 2025, we announced the filing of a final short form base shelf prospectus dated June 11, 2025 (the "Prospectus") in each of the provinces and territories of Canada together with a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Prospectus qualifies the issuance of common shares, preferred shares, warrants to purchase common shares, debt securities and units comprised of one or more of any of the foregoing securities (all of the foregoing collectively, the "Securities") from time to time over a 25-month period.
Ballard has filed the Prospectus and Registration Statement to maintain financial flexibility but has no present intentions to undertake an offering of Securities. There is no certainty any Securities will be offered or sold under the Prospectus and/or Registration Statement within the 25-month effective period.
Should Ballard decide to offer Securities during the 25-month effective period, terms of future offerings, the intended use of the net proceeds resulting from such offerings, and the terms of the Securities to be offered, if any, will be established at the time(s) of any such offerings and will be described in a prospectus supplement filed with applicable Canadian securities regulators and/or the SEC, respectively.
The Prospectus replaces Ballard's previous short form base shelf prospectus dated May 9, 2023, which expired on June 9, 2025.
4.2     Europe
Ballard announces order for 6.4 MW to eCap Marine for Samskip vessels
On June 21, 2025, we announced the signing of a new purchase order for the supply of 6.4 MW of fuel cell engines to eCap Marine GmbH (“eCap Marine”), a long-standing expert in emission free power, for deployment on two vessels by Samskip, one of the largest multimodal European operators specializing in short sea, rail, road and barge services.
The 32 FCwave™-200 kW engines are expected to be integrated into green marine propulsion systems by eCap Marine and power two vessels in Samskip’s fleet to decarbonize routes between Norway and the Netherlands. The order continues the collaboration with eCap Marine which started in 2021. Delivery of the engines is planned for 2025 and 2026.

4.3     North America and Rest of World
Ballard announces 1.5 MW fuel cell engine order for Sierra Northern Railway
On June 5, 2025, we announced the signing of a new supply agreement with California-based rail operator Sierra Northern Railway for the supply of 1.5 MW of fuel cell engines, expected to be delivered in 2025.
As part of Sierra Northern Railway’s efforts to decarbonize its operations across California, 12 Ballard FCmove®-XD engines will be supplied to convert three diesel switching locomotives to hydrogen-fueled, zero-emission locomotives. The FCmove®-XD modules are specifically designed for heavy-duty applications, offering high reliability, durability, efficiency and power density, and provide the benefits of zero emissions without the need for costly overhead catenary systems. Trains powered by Ballard fuel cells offer safe and reliable zero-emission operations, including long range, fast refueling and flexible operation across a wide variety of routes and environmental conditions, acting as a 1:1 replacement of diesel engines on non-electrified rail lines.
4.4     China
Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.
On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:
•Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.3% interest in Ballard.
Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.
•China Joint Venture and Technology Transfer Agreement – Weichai and Ballard established a joint venture company in Shandong Province in 2018 to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.
Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard’s LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($nil million in the second quarter and first half of 2025; $nil million in fiscal 2024; $4.9 million in fiscal 2023; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded primarily as technology solutions revenues in our Heavy-Duty Mobility Truck market. During 2018, we received an initial $9.0 million program prepayment from Weichai Ballard JV with additional amounts to be paid as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.
•Fuel Cell Sales – In 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($nil million in the second quarter of 2025; $0.2 million in the first half of 2025; $0.1 million in the second quarter of 2024; $0.1 million in the first half of 2024; $0.1 million in fiscal 2024; $2.1 million in fiscal 2023) is recorded as product revenue in our Heavy-Duty Mobility Truck market. As of June 30, 2025, an additional $4.8 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.
The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market.
As a result of continued policy and other challenges in the China fuel cell market and underperformance of the Weichai Ballard JV to date, we initiated a strategic review of our China strategy in 2024 with consideration of all strategic options, including related to the Weichai Ballard JV. As a result of this review, we have halted any additional investments in China including in the Weichai Ballard JV.
5. RESULTS OF OPERATIONS
5.1     Operating Segments
We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications, including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

5.2     Summary of Key Financial Metrics – Three Months Ended June 30, 2025
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change	% Change
Heavy-Duty Mobility	$16,106	$13,172	$2,934	22%
Bus	8,832	11,036	(2,204)	(20%)
Truck	82	1,677	(1,595)	(95%)
Rail	7,165	4	7,161	179025%
Marine	27	455	(428)	(94%)
Stationary	541	1,663	(1,122)	(67%)
Emerging and Other	1,195	1,168	27	2%
Revenues	$17,842	$16,003	$1,839	11%

Europe	$10,096	$10,175	$(79)	(1%)
North America	7,441	3,968	3,473	88%
China	74	1,211	(1,137)	(94%)
Rest of World	231	649	(418)	(64%)
Revenues	17,842	16,003	1,839	11%
Cost of goods sold	19,337	21,127	(1,790)	(8%)
Gross Margin	$(1,495)	$(5,124)	$3,629	71%
Gross Margin %	(8%)	(32%)	n/a	24 pts
Fuel Cell Products and Services Revenues of $17.8 million for the second quarter of 2025 increased 11%, or $1.8 million, compared to the second quarter of 2024. The 11% increase was driven by higher Heavy-Duty Mobility and Emerging and Other market revenues, partially offset by lower Stationary market revenues. Revenue increases in North America were partially offset by lower revenues in China, Rest of World and Europe.
Heavy-Duty Mobility revenues of $16.1 million in the second quarter of 2025 increased $2.9 million, or 22%, over the second quarter of 2024 due to higher sales of rail fuel cell products, partially offset by lower sales in the bus, truck and marine sub-markets. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $16.1 million in the second quarter of 2025 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $0.1 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $16.0 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™fuel cell modules and related components for their respective bus, rail, truck and marine programs.
In comparison, Heavy-Duty Mobility revenues of $13.2 million in the second quarter of 2024 included service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $1.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that were to be used in the assembly of modules to power zero-emission FCEVs in China; and $12.0 million from a variety of customers in Europe, North America, China, and the rest of the world for their respective bus, truck, marine and rail programs.
Stationary revenues of $0.5 million in the second quarter of 2025 decreased ($1.1) million, or (67%), over the second quarter of 2024 due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $1.2 million in the second quarter of 2025 were up 2% over the second quarter of 2024 due primarily to slightly higher sales of fuel cell modules for material handling and miscellaneous applications.
Fuel Cell Products and Services gross margins were ($1.5) million, or (8%) of revenues, for the second quarter of 2025, compared to ($5.1) million, or (32%) of revenues, for the second quarter of 2024. The improvement in gross margin loss in 2025 as compared to 2024 is due primarily to lower manufacturing overhead costs as a result of the global corporate restructuring initiated in September 2024 which included a reduction in workforce and certain operational consolidation. The overall negative gross margin in 2025 and 2024 was driven primarily by the impacts of relatively low revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, and increases in product component supply costs.
Gross margin in the second quarter of 2025 was also positively impacted by net decreases in onerous contract provisions and net inventory impairment provision adjustments of $1.0 million; and negatively impacted by net warranty adjustments of ($0.8) million. Gross margin in the second quarter of 2024 was negatively impacted by net increases in onerous contract and net inventory impairment provision adjustments of ($0.7) million; and positively impacted by net warranty adjustments of $0.1 million.
Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change	% Change
Research and Product Development	$18,176	$25,535	$(7,359)	(29%)
General and Administrative	4,788	6,092	(1,304)	(21%)
Sales and Marketing	2,399	4,419	(2,020)	(46%)
Operating Expenses	$25,363	$36,046	$(10,683)	(30%)

Research and Product Development (cash operating cost)	$16,599	$22,223	$(5,624)	(25%)
General and Administrative (cash operating cost)	3,927	4,617	(690)	(15%)
Sales and Marketing (cash operating cost)	2,138	4,076	(1,938)	(48%)
Cash Operating Costs	$22,664	$30,916	$(8,252)	(27%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for the second quarter of 2025 were $25.4 million, a decrease of ($10.7) million, or (30%), compared to the second quarter of 2024. The (30%) decrease was driven by lower research and product development expenses of ($7.4) million, lower sales and marketing expenses of ($2.0) million, and lower general and administrative expenses of ($1.3) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the second quarter of 2025 were $22.7 million, a decrease of ($8.3) million, or (27%), compared to the second quarter of 2024. The (27%) decrease was driven by lower research and product development cash operating costs of ($5.6) million, lower sales and marketing cash operating costs of ($1.9) million, and lower general and administrative cash operating costs of ($0.7) million.
The ($8.3) million, or (27%), decrease in cash operating costs in the second quarter of 2025 was driven primarily by the impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change	% Change
Adjusted EBITDA	$(30,641)	$(35,377)	$4,736	13%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the second quarter of 2025 was ($30.6) million, compared to ($35.4) million for the second quarter of 2024. The decrease in Adjusted EBITDA loss of $4.7 million was driven primarily by the improvement in gross margin loss of $3.6 million, and by lower Cash Operating Costs of $8.3 million. These improvements were partially offset by higher restructuring and related expenses of ($5.7) million and higher impairment losses on trade receivables of ($0.5) million.
Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change	% Change
Net loss from Continuing Operations	$(24,280)	$(31,463)	$7,183	23%
Net loss from continuing operations for the second quarter of 2025 was ($24.3) million, or ($0.08) per share, compared to a net loss from continuing operations of ($31.5) million, or ($0.11) per share, in the second quarter of 2024. The $7.2 million decrease in net loss in the second quarter of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $4.7 million, lower depreciation and amortization expense of $2.8 million, lower stock-based compensation expense of $0.3 million, and increased gains on forward foreign exchange contracts of $0.4 million. These improvements were partially offset by increased impairment charges on property, plant and equipment and intangible assets of ($0.9) million and lower finance and other income of ($0.2) million.
The ($0.2) million decrease in finance and other income in the second quarter of 2025, as compared to the second quarter of 2024, was due primarily to lower investment income of ($3.5) million earned on our cash balances; partially offset by higher net positive mark-to-market impacts of $1.6 million on our long-term investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater, and by an increase in foreign exchange gains of $1.7 million earned on our net monetary assets.
In addition, operating margins, and costs in the second quarter of 2025 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the second quarter of 2024. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (1%), or (100) basis points, lower in the second quarter of 2025 as compared to the second quarter of 2024, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $0.25 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.0 million.
5.3     Summary of Key Financial Metrics – Six Months Ended June 30, 2025
Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change	% Change
Heavy-Duty Mobility	$28,996	$23,751	$5,245	22%
Bus	21,299	19,904	1,395	7%
Truck	392	2,830	(2,438)	(86%)
Rail	7,276	346	6,930	2003%
Marine	29	671	(642)	(96%)
Stationary	1,137	5,314	(4,177)	(79%)
Emerging and Other	3,098	1,390	1,708	123%
Revenues	$33,231	$30,455	$2,776	9%

Europe	$19,497	$21,140	$(1,643)	(8%)
North America	12,914	6,099	6,815	112%
China	263	2,359	(2,096)	(89%)
Rest of World	557	857	(300)	(35%)
Revenues	33,231	30,455	2,776	9%
Cost of goods sold	38,334	40,994	(2,660)	(6%)
Gross Margin	$(5,103)	$(10,539)	$5,436	52%
Gross Margin %	(15%)	(35%)	n/a	20 pts
Fuel Cell Products and Services Revenues of $33.2 million for the first half of 2025 increased $2.8 million, or 9%, compared to the first half of 2024. The 9% increase was driven by higher Heavy-Duty Mobility and Emerging and Other market revenues, partially offset by lower Stationary market revenues. Revenue increases in North America were partially offset by lower revenues in China, Europe and Rest of World.
Heavy-Duty Mobility revenues of $29.0 million in the first half of 2025 increased $5.2 million, or 22%, over the first half of 2024 due to higher sales of rail and bus fuel cell products, partially offset by lower sales in the truck and marine sub-markets. Heavy-Duty Mobility revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Mobility revenues of $29.0 million in the first half of 2025 includes service revenues of $nil million earned on the Weichai Ballard JV technology transfer program; $0.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $28.8 million from a variety of customers in Europe, North America, China, and the rest of the world, primarily for shipments of FCmove™-HD, FCmove™-HD+, FCmove™-XD, and FCwave™fuel cell modules and related components for their respective bus, rail, truck, and marine programs.
In comparison, Heavy-Duty Mobility revenues of $23.8 million in the first half of 2024 includes service revenues of nil million earned on the Weichai Ballard JV technology transfer program; $2.2 million from Weichai Ballard JV for the supply of a mix of certain fuel cell products and components; and $21.6 million from a variety of customers in Europe, North America, China, and the rest of the world for their respective bus, truck, marine and rail programs.
Stationary revenues of $1.1 million in the first half of 2025 decreased ($4.2) million, or (79%), over the first half of 2024 due to lower sales of stationary power generation fuel cell modules, stacks, products and services primarily in Europe and North America. Stationary revenues also include technology solutions program revenues from a variety of customer programs for stationary applications.
Emerging and Other market revenues of $3.1 million in the first half of 2025 increased $1.7 million, or 123%, over the first half of 2024 due primarily to higher sales of fuel cell modules for material handling and miscellaneous applications.
Fuel Cell Products and Services gross margins were ($5.1) million, or (15%) of revenues, for the first half of 2025, compared to ($10.5) million, or (35%) of revenues, for the first half of 2024. The improvement in gross margin loss in 2025 as compared to 2024 is due primarily to lower manufacturing overhead costs as a result of the global corporate restructuring initiated in September 2024 which included a reduction in workforce and certain operational consolidation. The overall negative gross margin in 2025 and 2024 was driven primarily by the impacts of relatively low revenue scaling and manufacturing cost absorption and by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, declines of higher margin engineering services revenues, and increases in product component supply costs.
Gross margin in the first half of 2025 was also positively impacted by net decreases in onerous contract provisions and net inventory impairment provision adjustments of $2.5 million; and negatively impacted by net warranty adjustments of ($0.8) million. Gross margin in the first half of 2024 was negatively impacted by net increases in onerous contract and net inventory impairment provision adjustments of ($2.2) million; and positively impacted by net warranty adjustments of $1.8 million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change	% Change
Research and Product Development	$36,281	$50,843	$(14,562)	(29%)
General and Administrative	9,453	12,961	(3,508)	(27%)
Sales and Marketing	4,854	7,602	(2,748)	(36%)
Operating Expenses	$50,588	$71,406	$(20,818)	(29%)

Research and Product Development (cash operating cost)	$33,270	$44,331	$(11,061)	(25%)
General and Administrative (cash operating cost)	8,229	9,539	(1,310)	(14%)
Sales and Marketing (cash operating cost)	4,378	6,885	(2,507)	(36%)
Cash Operating Costs	$45,877	$60,755	$(14,878)	(24%)
Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.
Total Operating Expenses (excluding Other operating expenses) for the first half of 2025 were $50.6 million, a decrease of ($20.8) million, or (29%), compared to the first half of 2024. The (29%) decrease was driven by lower research and product development expenses of ($14.6) million, lower general and administrative expenses of ($3.5) million, and lower sales and marketing expenses of ($2.7) million.
Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the first half of 2025 were $45.9 million, a decrease of ($14.9) million, or (24%), compared to the first half of 2024. The (24%) decrease was driven by lower research and product development cash operating costs of ($11.1) million, lower sales and marketing cash operating costs of ($2.5) million, and lower general and administrative cash operating costs of ($1.3) million.
The ($14.9) million, or (24%), decrease in cash operating costs in the first half of 2025 was driven primarily by the impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025.
Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change	% Change
Adjusted EBITDA	$(58,174)	$(72,019)	$13,845	19%
    EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.
Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the first half of 2025 was ($58.2) million, compared to ($72.0) million for the first half of 2024. The decrease in Adjusted EBITDA loss of $13.8 million was driven primarily by the improvement in gross margin loss of $5.4 million, lower Cash Operating Costs of $14.9 million, and lower impairment losses on trade receivables of $1.2 million. These improvements were partially offset by higher restructuring and related expenses of ($5.9) million.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change	% Change
Net loss from Continuing Operations	$(45,316)	$(72,529)	$27,213	38%
Net loss from continuing operations for the first half of 2025 was ($45.3) million, or ($0.15) per share, compared to a net loss from continuing operations of ($72.5) million, or ($0.24) per share, in the first half of 2024. The $27.2 million decrease in net loss in the first half of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $13.8 million, higher finance and other income of $8.6 million, lower depreciation and amortization expense of $5.3 million, lower stock-based compensation expense of $1.2 million, and lower losses on forward foreign exchange contracts of $1.3 million. These improvements were partially offset by increased impairment charges on property, plant and equipment and intangible assets of ($3.2) million.
The $8.6 million increase in finance and other income in the first half of 2025, as compared to the first half of 2024, was due primarily to higher net positive mark-to-market impacts of $12.4 million on our long-term investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater, and by an increase in foreign exchange gains of $3.2 million earned on our net monetary assets; partially offset by lower investment income of ($7.2) million earned on our cash balances.
In addition, operating margins, and costs in the first half of 2025 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the first half of 2024. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (4%), or (300) basis points, lower in the first half of 2025 as compared to the first half of 2024, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.5 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.0 million.
Net Loss from Discontinued Operations
Net loss from discontinued operations for the first half of 2024 was ($0.2) million, or ($0.00) per share. During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

5.4     Operating Expenses and Other Items – Three and Six Months ended June 30, 2025
Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Research and product development	2025	2024	$ Change	% Change
Research and product development expense	$18,176	$25,535	$(7,359)	(29%)
Less: Depreciation and amortization expense	$(423)	$(2,005)	$1,582	79%
Less: Stock-based compensation expense	$(1,154)	$(1,307)	$153	12%
Research and Product Development (cash operating cost)	$16,599	$22,223	$(5,624)	(25%)
(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Research and product development	2025	2024	$ Change	% Change
Research and product development expense	$36,281	$50,843	$(14,562)	(29%)
Less: Depreciation and amortization expense	$(868)	$(3,810)	$2,942	77%
Less: Stock-based compensation expense	$(2,143)	$(2,702)	$559	21%
Research and Product Development (cash operating cost)	$33,270	$44,331	$(11,061)	(25%)
Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.
Research and product development expenses for the three months ended June 30, 2025, were $18.2 million, a decrease of ($7.4) million, or (29%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense and stock-based compensation expense, research, and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $16.6 million in the second quarter of 2025, a decrease of ($5.6) million, or (25%), compared to the second quarter of 2024.
Research and product development expenses for the six months ended June 30, 2025, were $36.3 million, a decrease of ($14.6) million, or (29%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $33.3 million in the first half of 2025, a decrease of ($11.1) million, or (25%), compared to the first half of 2024.
The respective ($5.6) million, or (25%), and ($11.1) million, or (25%), decrease in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the second quarter and first half of 2025, as compared to the second quarter and first half of 2024, was driven primarily by the impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, a rationalization in product development programs, and operational consolidation. These cost savings were partially offset by the impact of inflationary wage pressures in 2025. Expenses in 2025 include expenditures on technology and product development activities including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, and continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction.
Program investment includes expenditures related to our FCmove™-HD+ and FCmove XD fuel cell modules (our recently released 9th generation fuel cell engine) designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for high power applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Depreciation and amortization expense (recovery) included in research and product development expense for the three and six months ended June 30, 2025 was $0.4 million and $0.9 million, respectively, compared to $2.0 million and $3.8 million, respectively, for the corresponding periods of 2024. Depreciation and amortization expense relate primarily to depreciation expense on our investment in research and product development facilities and equipment. The decrease in 2025 was due primarily to the impairment of certain research and product development equipment in 2024.
Stock-based compensation expense included in research and product development expense for the three and six months ended June 30, 2025 was $1.2 million and $2.1 million, respectively, compared to $1.3 million and $2.7 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to certain equity awards no longer expected to meet their performance vesting criteria.
General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
General and administrative	2025	2024	$ Change	% Change
General and administrative expense	$4,788	$6,092	$(1,304)	(21%)
Less: Depreciation and amortization expense	$(236)	$(431)	$195	45%
Less: Stock-based compensation expense	$(874)	$(918)	$44	5%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$249	$(126)	$375	298%
General and Administrative (cash operating cost)	$3,927	$4,617	$(690)	(15%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
General and administrative	2025	2024	$ Change	% Change
General and administrative expense	$9,453	$12,961	$(3,508)	(27%)
Less: Depreciation and amortization expense	$(374)	$(861)	$487	57%
Less: Stock-based compensation expense	$(1,536)	$(1,950)	$414	21%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$686	$(611)	$1,297	212%
General and Administrative (cash operating cost)	$8,229	$9,539	$(1,310)	(14%)
General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.
General and administrative expenses for the three months ended June 30, 2025 were $4.8 million, a decrease of ($1.3) million, or (21%) compared to the corresponding period of 2024. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $3.9 million in the second quarter of 2025, a decrease of ($0.7) million, or (15%), compared to the second quarter of 2024.
General and administrative expenses for the six months ended June 30, 2025, were $9.5 million, a decrease of ($3.5) million, or (27%), compared to the corresponding period of 2024. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $8.2 million in the first half of 2025, a decrease of ($1.3) million, or (14%), compared to the first half of 2024.
The respective ($0.7) million, or (15%), and ($1.3) million or (14%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the second quarter and first half of 2025, as compared to the second quarter and first half of 2024, was due primarily to the impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce, partially offset by the impact of inflationary wage pressures and by lower government grant recoveries.
Depreciation and amortization expense included in general and administrative expense for the three and six months June 30, 2025 was $0.2 million and $0.4 million, respectively, compared to $0.4 million and $0.9 million, respectively, for the corresponding periods of 2024. Depreciation and amortization expense relate primarily to information technology intangible assets including our ERP system. The decrease in 2025 was due primarily to the amortization and impairment of certain equipment in 2024.
Stock-based compensation expense included in general and administrative expense (recovery) for the three and six months ended June 30, 2025 was $0.9 million and $1.5 million, respectively, compared to $0.9 million and $2.0 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to certain equity awards no longer expected to meet their performance vesting criteria.
The impact of unrealized (gains) losses on foreign exchange contracts included in general and administrative expense for the three and six months ended June 30, 2025, was $0.2 million and $0.7 million, respectively, compared to ($0.1) million and ($0.6) million, respectively, for the corresponding periods of 2024. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.
Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Sales and marketing	2025	2024	$ Change	% Change
Sales and marketing expense	$2,399	$4,419	$(2,020)	(46%)
Less: Depreciation and amortization expense	$—	$—	$—	—%
Less: Stock-based compensation expense	$(261)	$(343)	$82	24%
Sales and Marketing (cash operating cost)	$2,138	$4,076	$(1,938)	(48%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Sales and marketing	2025	2024	$ Change	% Change
Sales and marketing expense	$4,854	$7,602	$(2,748)	(36%)
Less: Depreciation and amortization expense	$—	$(1)	$1	100%
Less: Stock-based compensation expense	$(476)	$(716)	$240	34%
Sales and Marketing (cash operating cost)	$4,378	$6,885	$(2,507)	(36%)
Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.
Sales and marketing expenses for the three months ended June 30, 2025 were $2.4 million, a decrease of ($2.0) million, or (46%), compared to the corresponding period of 2024. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $2.1 million in the second quarter of 2025, a decrease of ($1.9) million, or (48%), compared to the second quarter of 2024.
Sales and marketing expenses for the six months ended June 30, 2025 were $4.9 million, a decrease of ($2.7) million, or (36%), compared to the corresponding period of 2024. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP

Measures and Reconciliations) was $4.4 million in the first half of 2025, a decrease of ($2.5) million, or (36%), compared to the first half of 2024.
The respective ($1.9) million, or (48%), and ($2.5) million or (36%), decrease in sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the second quarter and first half of 2025, as compared to the second quarter and first half of 2024, was due primarily to the impacts of a global corporate restructuring initiated in September 2024 which included a reduction in workforce and decreased commercial expenditures primarily in China and Europe, partially offset by the impact of inflationary wage pressures.
Stock-based compensation expense included in sales and marketing expense for the three and six months ended June 30, 2025 was $0.3 million and $0.5 million, respectively, compared to $0.3 million and $0.7 million, respectively, for the corresponding periods of 2024. The decrease in 2025 was due primarily to certain equity awards no longer expected to meet their performance vesting criteria.
Other operating expenses for the three and six months ended June 30, 2025, was $6.3 million and $6.6 million, respectively, compared to $0.2 million and $1.9 million, respectively, for the corresponding periods of 2024. The following table provides a breakdown of other operating expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change	% Change
Impairment loss (recovery) on trade receivables	$491	$21	$470	2238%
Restructuring and related costs (recovery)	5,851	161	5,690	3534%
Acquisition related costs	—	—	—	—%
Other expenses (recovery)	$6,342	$182	$6,160	3385%

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change	% Change
Impairment loss (recovery) on trade receivables	$490	$1,691	$(1,201)	(71%)
Restructuring and related costs (recovery)	6,079	191	5,888	3083%
Acquisition related costs	—	—	—	—%
Other expenses (recovery)	$6,569	$1,882	$4,687	249%
Impairment loss (recovery) on trade receivables for the three and six months ended June 30, 2025 were $0.5 million in each of the periods, compared to $nil million and $1.7 million, respectively, for the corresponding periods of 2024. Amounts consist primarily of receivables from certain customers in Europe and China no longer deemed collectable. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.
Restructuring and related costs (recovery) for the three and six months ended June 30, 2025 were $5.9 million and $6.1 million, respectively, compared to $0.2 million for each of the corresponding periods of 2024. Restructuring costs in the first half of 2025 consist primarily of initial amounts incurred related to the

July 2025 corporate restructuring including personnel change costs including the CEO transition and other initial workforce reductions and related consulting and advisory services.
Finance income (loss) and other for the three and six months ended June 30, 2025 was $10.8 million and $22.3 million, respectively, compared to $11.0 million and $13.7 million, respectively, for the corresponding periods of 2024. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change	% Change
Employee future benefit plan expense	$(3)	$(8)	$5	63%
Investment and other income (loss)	6,272	9,797	(3,525)	(36%)
Mark to Market gain (loss) on financial assets	3,325	1,679	1,646	98%
Foreign exchange gain (loss)	1,225	(453)	1,678	370%
Government (levies) recovery	—	—	—	—%
Finance income (loss) and other	$10,819	$11,015	$(196)	(2%)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change	% Change
Employee future benefit plan expense	$(13)	$(9)	$(4)	(44%)
Investment and other income (loss)	12,907	20,101	(7,194)	(36%)
Mark to Market gain (loss) on financial assets	7,771	(4,623)	12,394	268%
Foreign exchange gain (loss)	1,475	(1,745)	3,220	185%
Government (levies) recovery	180	—	180	100%
Finance income (loss) and other	$22,320	$13,724	$8,596	63%
Employee future benefit plan expense for the three and six months ended June 30, 2025 and 2024 were nominal and consist primarily of miscellaneous service costs on a curtailed and now terminated defined benefit pension plan for certain former United States employees.
Investment and other income for the three and six months ended June 30, 2025 were $6.3 million and $12.9 million, respectively, compared to $9.8 million and $20.1 million, respectively, for the corresponding periods of 2024. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the relative change in our overall average monthly cash balances and the overall change in the underlying market interest rates during 2025 and 2024.
Mark to market gain (loss) on financial assets for the three and six months ended June 30, 2025 were $3.3 million and $7.8 million, respectively, compared to $1.7 million and ($4.6) million, respectively, for the corresponding periods of 2024. Mark to market gain (loss) consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.

Foreign exchange gains (losses) for the three and six months ended June 30, 2025 were $1.2 million, and $1.5 million, respectively, compared to ($0.5) million and ($1.7) million, respectively, for the corresponding periods of 2024. Foreign exchange gains and losses are attributable primarily to the effect of changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date which are recorded in other comprehensive income (loss).
Government (levies) recovery for the six months ended June 30, 2025 were $0.2 million, compared to $nil million for the corresponding period of 2024. Government levies relate primarily to withholding tax accruals on certain commercial contracts primarily in China.
Finance expense for the three and six months ended June 30, 2025 was ($0.5) million and ($1.0) million, respectively, compared to ($0.6) million and ($1.0) million, respectively, for the corresponding periods of 2024. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in all of our subsidiaries.
Equity in income (loss) of investment in joint venture and associates for the three and six months ended June 30, 2025 was ($0.4) million and ($1.3) million, respectively, compared to ($0.5) million and ($1.3) million, respectively, for the corresponding periods of 2024. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV in China due to our 49% ownership position which is accounted for using the equity method of accounting.
The loss of investment in joint venture and associates in the operations of Weichai Ballard JV includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard’s next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.
Impairment charges on property, plant and equipment for the three and six months ended June 30, 2025 was ($0.9 million) and ($3.2) million, respectively, compared to nominal amounts for the corresponding periods of 2024. Impairment charges in the first half of 2025 of ($3.2) million consist of additions in the period to the net impairment allowance against consolidated assets of ($91.6) million as we continue to impair these operating assets to their estimated total residual value of approximately $9.0 million.

5.4     Summary of Quarterly Results
The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
Revenues	$17,842	$15,389	$24,520	$14,756
Net loss from continuing operations	$(24,280)	$(21,036)	$(46,471)	$(204,531)
Net loss from continuing operations per share, basic and diluted	$(0.08)	$(0.07)	$(0.16)	$(0.68)
Weighted average common shares outstanding	299,845	299,518	299,425	299,412

	Jun 30, 2024	Mar 31, 2025	Dec 31, 2023	Sep 30, 2023
Revenues	$16,003	$14,452	$46,751	$27,060
Net loss from continuing operations	$(31,463)	$(41,066)	$(48,889)	$(34,721)
Net loss from continuing operations per share, basic and diluted	$(0.11)	$(0.14)	$(0.16)	$(0.12)
Weighted average common shares outstanding	299,392	299,011	298,826	298,705
Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:
•Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
•Operating expenses: Operating expenses were negatively impacted in the second quarter of 2025, the fourth quarter of 2024, and the third quarter of 2024 were negatively impacted by restructuring and related charges of ($5.9) million, ($0.7) million ($16.1) million, respectively. Operating expenses were also negatively impacted in the second quarter of 2025, the fourth quarter of 2024, the third quarter of 2024, the first quarter of 2024, and the fourth quarter of 2023 by impairment losses on trade receivables of ($0.5) million, ($3.2) million, ($7.9) million, ($1.7) million, and ($1.4) million, respectively. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.
•Net loss from continuing operations: Net loss from continuing operations is impacted by the above noted impacts on Revenues and Operating expenses. Net loss in the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, and the third quarter of 2024 was negatively impacted by impairment charges on property, plant and equipment and intangible assets of ($0.9) million, ($2.2) million, ($5.0) million, and ($106.8) million, respectively. Net loss in the third quarter of 2024 was negatively impacted by impairment charges on goodwill of ($40.3) million. Net loss in the second quarter of 2025, the first quarter of 2025, the fourth quarter of 2024, the third quarter of 2024, the second quarter of 2024, the first quarter of 2024, the fourth quarter of 2023, and the third quarter of

2023, was also impacted by mark to market gains (losses) on financial assets of $3.3 million, $4.4 million, ($7.4) million, ($2.7) million, $1.7 million, ($6.3) million, ($10.3) million, and ($2.5) million, respectively, related primarily to our investments in HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.
6.CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1     Summary of Cash Flows
Cash and cash equivalents were $550.0 million as of June 30, 2025, compared to $603.9 million as of December 31, 2024. The ($53.9) million decrease in cash and cash equivalents in 2025 was driven primarily by net cash operating losses (excluding non-cash items) of ($44.0) million, net working capital outflows of ($0.7) million, purchases of property, plant and equipment and intangible assets of ($5.0) million, long-term financial investments of ($4.9) million, and by finance lease repayments of ($1.5) million.
6.2     Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
	2025	2024	$ Change
Cash Operating Loss	$(20,826)	$(25,530)	$4,704
Change in Working Capital:
Trade and other receivables	3,947	2,284	1,663
Inventory	(4,827)	(6,507)	1,680
Prepaid expenses and other current assets	427	(729)	1,156
Trade and other payables	(846)	(5,589)	4,743
Deferred revenue	1,620	879	741
Warranty provision	171	90	81
	492	(9,572)	10,064
Cash Used by Operating Activities	$(20,334)	$(35,102)	$14,768
For the three months ended June 30, 2025, cash used by operating activities was ($20.3) million, compared to ($35.1) million for the three months ended June 30, 2024. The $14.8 million decrease in cash used by operating activities in the second quarter of 2025, as compared to the second quarter of 2024, was driven by the relative decrease in cash operating losses of $4.7 million and by the relative decrease in working capital requirements of $10.1 million.
The relative $4.7 million decrease in cash operating losses in the second quarter of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $4.7 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling $nil million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.
The total change in working capital of $0.5 million in the second quarter of 2025 was driven by lower accounts and contract receivables of $3.9 million primarily due to the timing of revenues and the related customer collections, higher deferred revenue of $1.6 million as we collected pre-payments on certain product and service contracts in advance of work performed, and lower prepaid expenses of $0.4 million primarily due to the timing of annual insurance renewals. These second quarter of 2025 inflows were partially offset by higher inventory of ($4.8) million primarily to support expected product shipments in the last half of 2025, and lower accounts payable and accrued liabilities of ($0.8) million primarily as a result of the timing of supplier payments and annual compensation awards.
The total change in working capital of ($9.6) million in the second quarter of 2024 was driven by higher inventory of ($6.5) million primarily to support expected product shipments in 2024, and lower accounts payable and accrued liabilities of ($5.6) million primarily as a result of the timing of supplier payments and annual compensation awards. These second quarter of 2024 outflows were partially offset by lower accounts and contract receivables of $2.3 million primarily due to the timing of revenues and the related customer collections, and higher deferred revenue of $0.9 million as we collected pre-payments on certain product and service contracts in advance of work performed.

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
	2025	2024	$ Change
Cash Operating Loss	$(42,508)	$(49,916)	$7,408
Change in Working Capital:
Trade and other receivables	7,715	17,749	(10,034)
Inventory	(13,579)	(16,914)	3,335
Prepaid expenses and other current assets	2,218	(356)	2,574
Trade and other payables	(3,151)	(8,660)	5,509
Deferred revenue	4,004	4,493	(489)
Warranty provision	563	(1,491)	2,054
	(2,230)	(5,179)	2,949
Cash Used by Operating Activities	$(44,738)	$(55,095)	$10,357
For the six months ended June 30, 2025, cash used by operating activities was ($44.7) million compared to ($55.1) million for the six months ended June 30, 2024. The $10.4 million decrease in cash used by operating activities in the first half of 2025, as compared to the first half of 2024, was driven by the relative decrease in cash operating losses of $7.4 million and by the relative decrease in working capital requirements of $2.9 million.
The relative $7.4 million decrease in cash operating losses in the first half of 2025 was driven primarily by the decrease in Adjusted EBITDA loss of $13.8 million and by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa totaling ($6.4) million, including changes in impairment losses on trade receivables, inventory impairment and onerous contracts provision adjustments, restructuring expenses, finance and other income (excluding mark to market fair value changes on investments), and equity investment losses in joint venture and associates.
The total change in working capital of ($2.2) million in the first half of 2025 was driven by higher inventory of ($13.6) million primarily to support expected product shipments in the last half of 2025, and by lower accounts payable and accrued liabilities of ($3.2) million primarily as a result of the timing of supplier payments and annual compensation awards. These first half of 2025 outflows were partially offset by lower accounts and contract receivables of $7.7 million primarily due to the timing of revenues and the related customer collections, higher deferred revenue of $4.0 million as we collected pre-payments on certain product and service contracts in advance of work performed, and lower prepaid expenses of $2.2 million primarily due to the timing of annual insurance renewals.
The total change in working capital of ($5.2) million in the first half of 2024 was driven by higher inventory of ($16.9) million primarily to support expected product shipments in 2024, and lower accounts payable and accrued liabilities of ($8.7) million primarily as a result of the timing of supplier payments and annual compensation awards. These first half of 2024 outflows were partially offset by lower accounts and contract receivables of $17.7 million primarily due to the timing of revenues and the related customer collections, and higher deferred revenue of $4.5 million as we collected pre-payments on certain product and service contracts in advance of work performed.
6.3     Cash Provided by (Used by) Investing Activities
Investing activities resulted in net cash outflows of ($7.1) million and ($9.8) million, respectively, for the three and six months ended June 30, 2025, compared to net cash outflows of ($6.5) million and ($16.1) million, respectively, for the corresponding periods of 2024.
Investing activities in the second quarter of 2025 of ($7.1) million consist of capital expenditures of ($2.3) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap growth equity fund of ($4.7) million. Investing activities in the first half of 2025 of ($9.8) million consist of capital expenditures of ($5.0) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap of ($4.9) million partially offset by proceeds on disposition of certain small stationary assets in Denmark of $0.1 million.
Investing activities in the second quarter of 2024 of ($6.5) million consist of capital expenditures of ($2.6) million incurred primarily for production and test equipment and certain intangible assets, and long-term investments in HyCap and Clean H2 of ($3.9) million. Investing activities in the first half of 2024 of ($16.1) million consist of capital expenditures of ($10.1) million incurred primarily for production and test equipment and certain intangible assets, and additional long-term investments in HyCap, Clean H2 and Templewater of ($6.0) million.
6.4     Cash Provided by (Used by) Financing Activities
Financing activities resulted in net cash outflows of ($0.8) million and ($1.5) million, respectively, for the three and six months ended June 30, 2025, compared to net cash outflows of ($0.8) million and ($1.5) million, respectively, for the corresponding periods of 2024.
Financing activities in the second quarter of 2025 of ($0.8) million consist of finance lease payments of ($0.8) million. Financing activities in the first half of 2025 of ($1.5) million consist of finance lease payments of ($1.5) million.
Financing activities in the second quarter of 2024 of ($0.8) million consist of finance lease payments of ($0.8) million, partially offset by nominal proceeds from the exercise of share purchase options. Financing activities in the first half of 2024 of ($1.5) million consist of finance lease payments of ($1.8) million, partially offset by proceeds from the exercise of share purchase options of $0.3 million.

6.5     Liquidity and Capital Resources
As of June 30, 2025, we had total liquidity of $552.1 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $552.1 million, as we have no bank debt.
We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantee, standby letters of credit, performance bonds, or similar credits on our behalf from time to time up to a maximum of $2.0 million. The LG Facility also enables us to enter into foreign exchange contracts (at face value amounts in excess of the LG Facility). As of June 30, 2025, letters of credit of euro 1.0 million and foreign exchange currency contracts to purchase a total of Canadian $1.0 million were outstanding under the LG Facility.
We also have a recently entered Loan Agreement (the “Loan Agreement”) enabling our bank to issue commercial credit cards, standby letters of credit, or similar credits on our behalf from time to time up to a maximum of approximately Canadian $13 million. As of June 30, 2025, no amounts were outstanding under the Loan Agreement.
Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.
Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada on June 11, 2025. The Base Shelf Prospectus, which is effective for 25-months ending in July 2027, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.
No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.
7.OTHER FINANCIAL MATTERS
7.1     Off-Balance Sheet Arrangements and Contractual Obligations
Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of June 30, 2025, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $1.0 million at an average rate of 1.3615 Canadian per U.S. dollar, resulting in a nominal unrealized gain. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.
As of June 30, 2025, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.
As of June 30, 2025, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$32,564	$5,031	$8,844	$5,694	$12,995
Hydrogen supply agreement	9,934	—	3,215	6,719	—
Asset retirement obligations	2,860	—	—	—	2,860
Long-term investment (HyCap)	7,714	7,714	—	—	—
Long-term investment (Clean H2)	23,835	7,032	16,803	—	—
Long-term investment (Templewater)	500	500	—	—	—
Total contractual obligations	$77,407	$20,277	$28,862	$12,413	$15,855
Long-term investments include an investment committing us to be a limited partner in HyCap, a hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest £25.0 million (including £19.4 million invested as of June 30, 2025) into HyCap.
Long-term investments also include an investment committing us to be a limited partner in Clean H2, another hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to invest €30.0 million (including €9.7 million invested as of June 30, 2025) into Clean H2.
Long-term investments also include an investment committing us to be a limited partner in Templewater, a decarbonization climate technology and growth equity fund. We have committed to invest $1.0 million (including $0.5 million invested as of June 30, 2025) in Templewater.
In addition, we have outstanding commitments of $11.8 million as of June 30, 2025, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.
In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the six months ended June 30, 2025 and the year ended December 31, 2024.
As of June 30, 2025, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date due to this agreement.
We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.
In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of June 30, 2025, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.
7.2     Related Party Transactions
Related parties include our 49% owned equity accounted investee, Weichai Ballard JV. Transactions between us and our subsidiaries are eliminated on consolidation. For the three and six months ended June 30, 2025 and 2024, related party transactions and balances with Weichai Ballard JV are as follows:

(Expressed in thousands of U.S. dollars)	Three Months ended June 30,
Transactions with related parties	2025	2024
Revenues	$64	$1,211
Cost of goods sold and operating expense	$47	$722

(Expressed in thousands of U.S. dollars)	Six Months Ended June 30,
Transactions with related parties	2025	2024
Revenues	$249	$2,218
Cost of goods sold and operating expense	$139	$1,661

(Expressed in thousands of U.S. dollars)	As at Jun 30,	As at Dec 31,
Balances with related parties	2025	2024
Accounts receivable	$1,807	$3,447
Investments	$7,218	$8,238
Deferred revenue	$(1,607)	$(1,831)
We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 28 to our annual consolidated financial statements for the year ended December 31, 2024.
7.3     Outstanding Share and Equity Information

As of August 8, 2025
Common share outstanding	300,577,740
Options outstanding	3,072,942
DSUs outstanding	977,576
RSUs / PSUs outstanding (subject to vesting and performance criteria)	6,245,879
8.USE OF PROCEEDS
8.1     Reconciliation of Use of Proceeds from Previous Financings
During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):
•On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).

•On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.
•On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.
The net proceeds from the 2021 Offering of $527.3 million were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.
The following tables sets out a comparison of the Company’s disclosed expected use of net proceeds from the 2021 Offering and the 2020 ATM Programs to the actual use of such net proceeds to June 30, 2025. As of June 30, 2025, the residual net proceeds from the 2021 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2021 Offering Net Proceeds $527.3M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$127,380	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$40,000	N/A	N/A
Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, HyCap, Clean H2, Templewater, Weichai Ballard JVCo, and acquisition related expenses	$20,387	N/A	N/A
Total expended to June 30, 2025	$187,767

2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Gross Margin loss expenditures (net of inventory impairment charges)	$42,322	N/A	N/A
General and Administration (cash Operating cost) expenditures	$77,739	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$45,472	N/A	N/A
Restructuring and related expenditures	$31,524	N/A	N/A
Working capital requirements	$26,911	N/A	N/A
Lease liability principal repayments	$12,881	N/A	N/A
Total expended to June 30, 2025	$236,879
9.ACCOUNTING MATTERS
9.1     Overview
Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
9.2     Critical Judgments in Applying Accounting Policies
Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our annual consolidated financial statements).
Our material accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2024. Effective January 1, 2025, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.

9.3     Key Sources of Estimation Uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next fiscal year are detailed in note 5 to our annual consolidated financial statements for the year ended December 31, 2024 and also discussed in section 9.3 of our annual MD&A for the year ended December 31, 2024. There have been no changes to the nature of these sources of estimation uncertainty in the six months ended June 30, 2025. The following updates relating to estimation uncertainty covering the three and six month periods ended June 30, 2025 are as follows:
REVENUE RECOGNITION
During the three and six months ended June 30, 2025, and 2024, there were no significant adjustments to revenues relating to revenue recognized in a prior period.
ASSET IMPAIRMENT
The carrying amounts of our non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, then the asset’s recoverable amount is estimated. For assets that have indefinite useful lives including goodwill, intangible assets, and property, plant and equipment, the recoverable amount is estimated annually, or whenever events or circumstances indicate that the carrying amount may not be recoverable.
As a result of indicators of potential impairment including a decline in the Company’s market capitalization in 2024, the initiation of a global corporate restructuring in September 2024, and indicators of slowing hydrogen and fuel cell policy implementation and market adoption, we updated our asset impairment tests as of September 30, 2024, December 31, 2024, March 31, 2025, and again as of June 30, 2025.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill and other non-financial assets to cash-generating units reflects the lowest level at which these assets are monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. However, individual assets within the cash-generating unit are not impaired below their residual fair market value.

An impairment loss in respect of goodwill is not reversed. In respect of other assets including property, plant and equipment, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the cumulative loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
As a result of impairment tests performed in 2024, we recognized goodwill impairment charges of ($40.3) million in the three months ended September 30, 2024 to write-down goodwill to nil. In addition, we recognized impairment charges on property, plant and equipment of ($106.8) million in the three months ended September 30, 2024, consisting of a fair value impairment allowance of ($105.0) million against consolidated capital assets to impair these operating assets to their estimated residual value of approximately $9.0 million, and a write-down of certain specific assets of ($1.8) million that were discontinued pursuant to the global corporate restructuring. During the three months ended December 31, 2024, we recognized adjustments to the net ($105.0) million fair value impairment allowance on property, plant and equipment consisting of (i) additions to the allowance for capital additions in the period of ($4.6) million as the Company’s market capitalization remained depressed; (ii) deductions to the allowance for specifically identified capital assets totaling $14.5 million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $1.6 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value. As of December 31, 2024, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($93.5) million.
During the six months ended June 30, 2025, we recognized adjustments to the net ($93.5) million fair value impairment allowance on property, plant and equipment at December 31, 2024, consisting of (i) additions to the allowance for capital additions in the six-month period of ($3.2) million as the Company’s market capitalization remained depressed; (ii) deductions to the allowance for specifically identified capital assets totaling $nil million that were directly impaired or disposed of in the period; and (iii) deductions to the allowance for depreciation and amortization expense of $5.0 million that would have been recognized had the underlying assets not been fully impaired to estimated residual value. As of June 30, 2025, the net fair value impairment allowance recognized against consolidated property, plant and equipment approximated ($91.6) million. In the event that the Company’s market capitalization recovers in the future, this impairment allowance may be reversed in part or in full.
WARRANTY PROVISION
During the three and six months ended June 30, 2025, we recorded provisions to accrued warranty liabilities of $1.1 million and $2.0 million, respectively, for new product sales, compared to $1.5 million and $2.8 million, respectively, for the three and six months ended June 30, 2024.
We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and six months ended June 20, 2025, were adjusted downwards (upwards) by ($0.8) million and ($0.8) million, respectively, compared to adjustments of $0.1 million and $1.8 million, respectively, for the three and six months ended June 30, 2024.

INVENTORY AND ONEROUS CONTRACT PROVISIONS
During the three and six months ended June 30, 2025, positive inventory impairment and onerous contract provision adjustments of $1.0 million and $2.5 million, respectively, were recorded as a (charge) recovery to cost of product and service revenues, compared to negative inventory impairment and onerous contract provision adjustments of ($0.7) million and ($2.2) million, respectively, in the three and six months ended June 30, 2024.
FAIR VALUE MEASUREMENT (INCLUDING INVESTMENTS)
During the three and six months ended June 30, 2025, we recognized net mark to market gain (loss) on financial assets of $3.3 million and $7.8 million, respectively, compared to $1.7 million and ($4.6) million, respectively, for the three and six months ended June 30, 2024. Mark to market gain (loss) in 2025 and 2024 consist primarily of changes in the fair value of our long-term financial investments including HyCap, Clean H2, Forsee Power, Wisdom, Quantron, and Templewater.
9.4     Recently Adopted Accounting Policy Changes
Effective January 1, 2025, we adopted a number of new standards and interpretations, but they did not have a material impact on our financial statements.
9.5 Future Accounting Policy Changes
The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.
Presentation and Disclosure in Financial Statements (IFRS 18)
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged.
The new Accounting Standard introduces significant changes to the structure of a company’s income statement, more discipline and transparency in presentation of management's own performance measures (commonly referred to as 'non-GAAP measures,') and less aggregation of items into large, single numbers. The main impacts of the new Accounting Standard include:
•introducing a newly defined ‘operating profit’ subtotal and a requirement for all income and expenses to be allocated between three new distinct categories based on a company’s main business activities (i.e. operating, investing and financing);
•requiring disclosure about management performance measures (MPMs); and
•adding new principles for aggregation and disaggregation of information.
IFRS 18 applies for annual periods beginning on or after January 1, 2027. Early application is permitted. The extent of the impact of adoption of IFRS 18 has not yet been determined.
10.SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1 Overview
In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.
10.2 Cash Operating Costs
This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.
We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, total operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of total operating expenses to Cash Operating Costs for the three and six months ended June 30, 2025 and 2024:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$31,705	$36,228	$(4,523)
Stock-based compensation expense	(2,289)	(2,568)	279
Impairment recovery (losses) on trade receivables	(491)	(21)	(470)
Acquisition related costs	—	—	—
Restructuring and related (costs) recovery	(5,851)	(161)	(5,690)
Impact of unrealized gains (losses) on foreign exchange contracts	249	(126)	375
Depreciation and amortization	(659)	(2,436)	1,777
Cash Operating Costs	$22,664	$30,916	$(8,252)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Cash Operating Costs	2025	2024	$ Change
Total Operating Expenses	$57,157	$73,288	$(16,131)
Stock-based compensation expense	(4,155)	(5,368)	1,213
Impairment recovery (losses) on trade receivables	(490)	(1,691)	1,201
Acquisition related costs	—	—	—
Restructuring and related (costs) recovery	(6,079)	(191)	(5,888)
Impact of unrealized gains (losses) on foreign exchange contracts	686	(611)	1,297
Depreciation and amortization	(1,242)	(4,672)	3,430
Cash Operating Costs	$45,877	$60,755	$(14,878)
The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three and six months ended June 30, 2025 and 2024 is included in Section 5.3 Operating Expenses and Other Items.
A breakdown of total stock-based compensation expense for the three and six months ended June 30, 2025 and 2024 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Stock-based compensation expense	2025	2024	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	1,154	1,307	(153)
General and administrative expense (recovery)	874	918	(44)
Sales and marketing expense (recovery)	261	343	(82)
Stock-based compensation expense	$2,289	$2,568	$(279)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Stock-based compensation expense	2025	2024	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$—	$—	$—
Research and product development expense	2,143	2,702	(559)
General and administrative expense (recovery)	1,536	1,950	(414)
Sales and marketing expense (recovery)	476	716	(240)
Stock-based compensation expense	$4,155	$5,368	$(1,213)
A breakdown of total depreciation and amortization expense for the three and six months ended June 30, 2025 and 2024 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
Depreciation and amortization expense	2025	2024	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$304	$1,313	$(1,009)
Research and product development expense	423	2,005	(1,582)
General and administrative expense	236	431	(195)
Sales and marketing expense	—	—	—
Depreciation and amortization expense	$963	$3,749	$(2,786)

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
Depreciation and amortization expense	2025	2024	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$637	$2,459	$(1,822)
Research and product development expense	868	3,810	(2,942)
General and administrative expense	374	861	(487)
Sales and marketing expense	—	1	(1)
Depreciation and amortization expense	$1,879	$7,131	$(5,252)

10.3 EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

(Expressed in thousands of U.S. dollars)	Three months ended June 30,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$(24,280)	$(31,463)	$7,183
Depreciation and amortization	963	3,749	(2,786)
Finance expense	495	590	(95)
Income taxes (recovery)	24	68	(44)
EBITDA	$(22,798)	$(27,056)	$4,258
Stock-based compensation expense	2,289	2,568	(279)
Acquisition related costs	—	—	—
Finance and other (income) loss	(10,819)	(11,015)	196
Impairment charge on property, plant and equipment	939	—	939
Gain on sale of property, plant and equipment	(3)	—	(3)
Impact of unrealized (gains) losses on foreign exchange contracts	(249)	126	(375)
Adjusted EBITDA	$(30,641)	$(35,377)	$4,736

(Expressed in thousands of U.S. dollars)	Six months ended June 30,
EBITDA and Adjusted EBITDA	2025	2024	$ Change
Net loss from continuing operations	$(45,316)	$(72,529)	$27,213
Depreciation and amortization	1,879	7,131	(5,252)
Finance expense	1,001	1,021	(20)
Income taxes (recovery)	24	103	(79)
EBITDA	$(42,412)	$(64,274)	$21,862
Stock-based compensation expense	4,155	5,368	(1,213)
Acquisition related costs	—	—	—
Finance and other (income) loss	(22,320)	(13,724)	(8,596)
Impairment charge on property, plant and equipment	3,162	—	3,162
Gain on sale of property, plant and equipment	(73)	—	(73)
Impact of unrealized (gains) losses on foreign exchange contracts	(686)	611	(1,297)
Adjusted EBITDA	$(58,174)	$(72,019)	$13,845